July 13, 2021

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Re:	Ankam Inc. Amendment No. 1 Registration Statement on Form S-1 Filed May 12, 2021 File No. 333-255392

Ladies and Gentlemen:

We are submitting this letter on behalf of Ankam Inc. (the “Company”) in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by electronic mail dated June 3, 2021 relating to the Company’s Amendment No. 1 to Registration Statement on Form S-1 (Registration No. 333-255392) filed with the Commission on May 12, 2021 (the “Registration Statement”). The numbered paragraphs below correspond to the numbered comments in the Staff’s letter and the Staff’s comments are presented in bold italics. In addition to addressing the comments raised by the Staff in its letter, the Company has revised the Registration Statement to update other disclosures.

Prospectus Summary

Business Strategy, page 1

1.	Please disclose in the Prospectus Summary that you have not yet earned revenue and do not have a revenue-earning product. Please also revise the statement on page 19 that you have earned "nominal revenues."

The information was revised.

Risk Factors

"Because management does not have relevant experience...", page 5

2.	You disclose that "Mr. Salbiev is engaged with other businesses which will occupy the remainder of his working time every week." Please disclose the other businesses in which he is involved and provide a risk factor regarding any conflicts of interest that may arise from his involvement in other business activities.

The information was revised.

Use of Proceeds, page 10

3.	We note you disclose on page 17 that you will spend $10,000 on advertising and marketing if 50% of the offering is sold. However, such amount is not consistent with the disclosure under the 50% offering scenario in your Use of Proceeds table. Please revise or advise.

The information was revised.

Description of Business and Property

Employees, page 17

4.	Please explain your statement that you "consider [y]our relations with [y]our future employees to be good."

The information was revised.

Description of Property, page 17

5.	Please file your lease for the Tbilisi, Georgia office space as an exhibit. Refer to Item 601(b)(10) of Regulation S-K.

The information was updated to reflect current arrangements.

Management’s Discussion of Financial Condition and Results of Operations

Plan of Operation

Liquidity and Capital Resources, page 18

6.	Please revise to disclose the minimum period of time that you will be able to conduct planned operations using only currently available capital resources. We refer you to FRC 501.03(a) and Section IV of SEC Interpretive Release 33-8350.

The requested information was disclosed. The provision was updated.

7.	You state that the app can be completed and operational in approximately 6 months and a full marketing campaign in place within 3 months after that. Please identify the steps that the company needs to take for the app to be completed and operational and the amount needed to complete development. Further, explain your statement that "the Company would roll-out new of generating sites at a slower pace and/or focus its energies on the refinement of existing sites to maximum their productivity." The prospectus does not disclose that you have any existing apps or sites, nor does it disclose plans for new apps or sites in addition to MoneySaverApp. Please advise.

The information was revised. The provision was updated

Executive Compensation, page 22

8.	Please clarify whether Georgii Salbiev, the Chief Executive Officer, received any executive compensation. See Item 402(m) of Regulation S-K.

The information was added.

Certain Relationships and Related Party Transactions, page 24

9.	Please disclose all related party transactions pursuant to Item 404 of Regulation S-K. In this regard, we note that your sole director loaned the company $5,372. Please disclose the material terms of the loan. Clarify whether any of the proceeds from the offering will be used to repay the loan.

The information was added.

Plan of Distribution, page 26

10.	Please revise this section to clarify that you are offering shares of common stock at a fixed price of $0.03 per share.

The section was revised and information was updated.

General

11.	Given that you have no revenues, nominal assets, and operations limited to organizing activities, it appears that you are a shell company, as defined by Rule 405 of Regulation C. Please provide your analysis that you are not a shell company.

Operations of the Company are not limited to organizing activities and also include business transactions with third parties. The Company believes its business operations are more than nominal. Also the Company is actively developing its intended MoneySaverApp which will generate revenues for the company.

12.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

There was no written communication between the Company and potential investors as of the date of the letter.

Sincerely,

/s/ Georgii Salbiev

President of Ankam Inc.